Exhibit 99.1

Virax Biolabs Introduces RSV-Influenza-COVID Triple Virus Antigen Rapid Test Kit

Kits available in November for Distribution

LONDON, Nov. 3, 2022 /PRNewswire/ -- Virax Biolabs ("Virax" or the "Company") (Nasdaq: VRAX), an innovative Biotechnology company focused on the prevention, detection, and diagnosis of viral diseases, announced today the distribution of a RSV-Influenza-COVID Triple Virus Antigen Rapid Test Kit has been launched in markets accepting the CE mark, such as the European Union. The test kits are for use in both at-home and in point-of-care settings to accurately identify infections related to respiratory syncytial virus (RSV), influenza and COVID-19 with results typically available in 15 minutes. The specialized diagnostic kits can be found by contacting the company’s sales representatives.

While lesser known to the general public than influenza and COVID-19, RSV can be a serious illness. According to the European Health Management Association, RSV is the most common cause of hospitalization in infants and also causes a large number of hospitalizations among the elderly. RSV infection can lead to pneumonia, congestive heart failure and severe symptoms in those with preexisting conditions involving the lungs.

Virax’s Chairman of the Board and Chief Executive Officer, James Foster commented “the major industrialized economies are facing a triple threat this year through higher levels of RSV and influenza infections on top of the ongoing COVID-19 pandemic. Giving people the ability to test for all three at home will improve the ability of healthcare systems to manage these infections in a timely manner. This is a welcome addition to our ViraxClear line of tests.”

The RSV-Influenza-COVID Triple Virus Antigen Rapid Test Kit is an in vitro immunochromatographic assay for the qualitative and differential detection of nucleocapsid protein antigen from influenza A (including the subtype H1N1), influenza B, RSV and COVID-19 in nasal swab specimens from individuals with or without symptoms or other epidemiological reasons to suspect Flu A/B, RSV and /or COVID-19 infections.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs is an Innovative Biotechnology company focused on the diagnosis of and the detection of immune responses to viral diseases.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the management and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs